SIMPSON THACHER & BARTLETT LLP

AMERICAN LAWYERS

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE: (852) 2869-7694

DIRECT DIAL NUMBER +852-2514-7630	E-MAIL ADDRESS LCHEN@STBLAW.COM

March 23, 2007

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Simcere Pharmaceutical Group
Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client, Simcere Pharmaceutical Group, a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR under the Securities Act of 1933, as amended, the Company’s registration statement on Form F-1 (the “Registration Statement”) in connection with the proposed offering of ordinary shares, par value US$0.01 per share, in the form of American depositary shares of the Company.

Please note that a wire transfer in the amount of US$5,000 in payment of the applicable filing fee of US$3,684 for the Registration Statement has been made to the Securities and Exchange Commission.

SIMPSON THACHER & BARTLETT LLP

If you have any questions regarding the Registration Statement, please do not hesitate to contact me at (852) 2514-7630 (work) or (852) 9032-1314 (cell) or Shuang Zhao at (852) 2514-7602 (work) or (852) 9408-6584 (cell).

Very truly yours,

/s/ Leiming Chen

Leiming Chen

Enclosures

cc:	Mr. Jinsheng Ren, Chairman and Chief Executive Officer
Mr. Frank Zhigang Zhao, Chief Financial Officer
Simcere Pharmaceutical Group

Shuang Zhao

        Simpson Thacher & Bartlett LLP

Alan Seem

        Shearman & Sterling LLP

David Kong, Partner

        KPMG, Hong Kong

Kenneth Bunce, Partner

        KPMG USCMG Ltd.

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